TAYLOR NELSON SOFRES PLC

02015219

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

SUPPL

14th February 2002

RECEIVED FEB 15 2002

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

1. Form 288b – Taylor Nelson Sofres Services Limited
2. Form 288a & b – Tellex Monitors Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 974 6096

f:\users\legal\cherylg\judi\docs\adr's\sec 140202.doc

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

14th February 2002

RECEIVED FEB 15 2002 PROCESSING

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

1. Form 288b – Taylor Nelson Sofres Services Limited
2. Form 288a & b – Tellex Monitors Limited

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 974 6096

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com
Offices in over 30 countries UK Member of Gallup International Association Member of British Market Research Association
Registered in England No. 912624

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

14th February 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

FEB 15 200

Dear Sir/Madam

Taylor Nelson Sofres Services Limited
Registered No. 3848002

Please find the attached return of allotment form 288b in respect of Mr Pierre Weill's resignation as Director.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

TAYLOR NELSON SOFRES plc

Encl. PPE
Forms 288b

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 212 974 6096

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com
Offices in over 30 countries UK Member of Gallup International Association Member of British Market Research Association
Registered in England No. 912624

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

14th February 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

RECEIVED
FEB 15 2002

Dear Sir/Madam

Tellex Monitors Limited
Registered No. 540209
Appointments and Resignations

Please find the attached return of allotment form 288a in respect of Mr Jean-Michel Portier as Director, accompanying form 288b in respect of Ms Judith Ann Hickling's resignation as Director.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

TAYLOR NELSON SOFRES plc

Encl. SAE
Forms 288a & b

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 212 974 6096

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com
Offices in over 30 countries UK Member of Gallup International Association Member of British Market Research Association
Registered in England No. 912624

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 540209

Company Name in full Tellex Monitors Limited

	Day	Month	Year		Day	Month	Year
Date of appointment	14	01	2002	†Date of Birth	02	06	1952

Appointment form

Notes on completion appear on reverse.

Appointment as director ✔ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jean-Michel

Surname: Portier

Previous Forename(s): Previous Surname(s):

Usual residential address 84 rue de Longchamp

Post town: Paris Postcode: 75016

County / Region: Paris Country: France

†Nationality: French †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 28.01.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13/02/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 540209

Company Name in full Tellex Monitors Limited

	Day	Month	Year
Date of termination of appointment	14	01	2002

as director ✔ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: Ms *Honours etc:

Forename(s): Judith Ann

Surname: Hickling

	Day	Month	Year
†Date of Birth	18	01	1955

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13.02.02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London, W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**